Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com
W. John McGuire
202.739.5654
wjmcguire@morganlewis.com
October 30, 2009
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Schwab Strategic Trust (the “Trust”): Representations Regarding Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A (File Nos. 333-160595 and 811-22311)
Dear Mr. Pfortde:
In connection with the above-captioned Registration Statement, we hereby represent that the following language will be removed from the Prospectus:
Payments by the Adviser. The Adviser may, from time to time, at its own expense, compensate financial institutions for administrative or marketing services only. These payments may be made from profits received by the Adviser from management fees paid to the Adviser by the funds. Such activities by the Adviser may provide incentives to financial institutions to market shares of the funds. Additionally, these activities may give the Adviser additional access to sales representatives of such financial institutions, which may increase sales of fund shares.
Further, we agree that we will not add similar language to the Trust’s Registration Statement except to the extent that we do so in a filing pursuant to Rule 485(a) of the Investment Company Act of 1940, to provide the SEC staff an opportunity to review such language.
Very truly yours,

/s/ W. John McGuire W. John McGuire